

April 25, 2012

Via E-mail
James Christie
Chief Executive Officer
Anglesea Enterprises Inc.
13799 Park Blvd, Suite 147
Seminole, FL 33776

> **Re:** **Anglesea Enterprises Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2012**
> **File No. 333-179147**

Dear Mr. Christie:

      We have reviewed the above-referenced filing and the related response letter dated March 26, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2012.

General

1.   We note that the state of your incorporation is listed as Nevada. The website for the Secretary of State of Nevada indicates that your business license expired on February 29, 2012. Please tell us the current status of your license to conduct business in Nevada and discuss the relevant implications.

Cover Page

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Risk Factors</u>

<u>"We need additional capital to develop our business," page 5</u>

3. Please revise this risk factor subcaption so that it specifically addresses the dollar amount needed to complete 12 months of operations, the amount of available cash as of the most recent practicable date prior to filing your next amendment, and the amount of your anticipated shortfall. The text of the risk factor should address your liquidity position in greater detail as well as the fact that you have no current arrangements in place to raise additional cash. Ensure that your disclosure here is consistent with your disclosure in the Liquidity and Capital Resources section.

<u>"We need to establish and maintain required disclosure controls and procedures and internal controls over financial reporting…", page 6</u>

4. You state in your revised risk factor disclosure that you will first be required to file an annual report on Form 10-K for the year ending June 30, 2013. Disclosure throughout your document, however, indicates that your fiscal year end is September 30. Please revise or advise.

5. As a related matter, revise to indicate clearly that you will not be required to provide management's report on the effectiveness of your internal control over financial reporting until your <u>second</u> annual report. In addition, as previously requested, please revise your disclosure to indicate that so long as you are a smaller reporting company, you will not be required to provide an attestation report of an independent registered accounting firm regarding the effectiveness of your internal control over financial reporting.

Description of Business, page 14

General

6.   We note your revised disclosure in response to prior comment 12 indicating that your website is "live" but currently under construction. It appears that your website is not operational as an informational or interactive website as it contains information unrelated to your business, e.g., information regarding Net Now, and provides fictitious contact information. Moreover, it is unclear how you are currently marketing what appears to be a non-functional website at local business events. In this regard, please specifically explain to us in your response letter why your website includes descriptive information regarding the entity Net Now and how you plan to benefit now by marketing a website that is under construction.

7.   Your response to prior comment 13 notwithstanding, we note that you have retained the reference to http://www.pewinternet.org/Reports/2010/Internet-broadband-and-cell-phone-statistics.aspx on page 16 of your amended filing. Please revise or advise.

The Market, page 16

8.   We refer to prior comment 14. We were unable to locate a marked copy of the report prepared by PricewaterhouseCoopers US. Please advise. In addition, please ensure that your revised prospectus provides publication dates for any referenced third-party reports.

Directors, Executive Officers, Promoters and Control Persons, page 23

9.   We note the revisions made in response to prior comment 18. Please expand your disclosure to provide a more detailed description of Bubbleworld.com's business and any overlapping areas of business between Bubbleworld.com and Anglesea and disclose in the business section or in an appropriate location any policies or procedures for the review and approval of any transactions that may cause a conflict of interest. In addition, please provide an estimate of the number of hours per week Mr. Christie plans to devote to your business.

10.   You state at the end of the description of Mr. Christie's business experience that you plan to hire additional employees within the next twelve months, though hiring additional employees is not reflected in your plan of operations and the cost of such hires is not reflected in your liquidity discussion. Please revise as necessary or advise.

Security Ownership of Certain Beneficial Owners and Management, page 25

11.   We note dated references in this section to information as of both January 19, 2012 and February 2012. Please revise throughout, including the section titled Directors,

Executive Officers, Promoters and Control Persons, to ensure that the information provided in the table is given as of the most recent practicable date.

Signatures, page 32

12.   Your response to prior comment 24 notwithstanding, we note that the introductory paragraph for the signatures to your document does not conform to the current language of Form S-1. In this regard, we specifically note your statement that "the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1." Please review this section of Form S-1, available on our website, and revise accordingly.

13.   Please refer to prior comment 26. Ensure that Mr. Christie signs any amendments to the registration statement in each capacity in which he serves, including in his capacity as a director.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        Lawrence Metelitsa, Esq.
        Lucosky Brookman LLP